UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

          [Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 15, 2014

DATE, TIME, AND PLACE:

May 15, 2014, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors and Independent Director; and the Directors Messrs. Conrado Engel, José de Paiva Ferreira and José Manuel Tejon Borrajo; and the Independent Directors Mrs. Marilia Artimonte Rocca and Viviane Senna Lalli.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

Re-ratify the Minutes of the Board of Directors Meeting of the Company, held at 9:30 a.m. on March 26, 2014, specifically, to appear in terms that after Mr. Graham Charles Nye takes office of the post of technical member qualified of the Audit Committee, the current technical member qualified, Mrs. Elidie Palma Bifano, will remain on the Company´s Audit Committee, as a member.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, the Company´s Board of Directors, unanimously and without any restrictions APPROVED re-ratify the Minutes of the Board of Directors Meeting of the Company, held at 9:30 a.m. on March 26, 2014, held at 9:30 a.m. on March 26, 2014, specifically, to appear in terms that after Mr. Graham Charles Nye takes office of the post of technical member qualified of the Audit Committee, pursuant to article 12, paragraph 2, of Resolution # 3,198/04 of the National Monetary Council, whose election process is pending approval by the Central Bank of Brazil, the current technical member qualified, Mrs. Elidie Palma Bifano, will remain on the Company´s Audit Committee, as a member. Accordingly, the Audit Committee of the Company will apply the following composition, with a term of office of one (1) year, which will expire on March 18, 2015:

          [Free English Translation]

Mr. René Luiz Grande, Brazilian, married, economist, holder of RG # 6.309.316-9 issues by SSP/SP, registered with the CPF/MF  under # 583.893.348-87,resident and domiciled in Sorocaba/SP, with business address in São Paulo/SP, Av. Presidente Juscelino Kubitschek, nº 2235, Vila Olímpia – São Paulo – SP,  in the capacity of Coordinator of the Company’s Audit Committee, pursuant to Art. 30, paragraph 1 of the Company’s Bylaws; Mr. Graham Charles Nye, Brazilian, married, accountant, bearer of  ID card under #9.396.390 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) under #010.456.578-08, resident and domiciled in São Paulo/SP, with business address in São Paulo/SP, Av. Presidente Juscelino Kubitschek, nº 2235, Vila Olímpia – São Paulo – SP, in capacity of technical qualified member, pursuant to article 12, paragraph 2, of Resolution # 3,198/04 of the National Monetary Council; Mr. Celso Clemente Giacometti, Brazilian, married, business administrator, holder of RG  # 3.179.758-1 issued by SSP/SP, registered with the CPF/MF  under # 029.303.408-78, resident and domiciled in São Paulo - SP, with business address at Avenida Vereador José Diniz, 3725 - 6o floor; and Mrs. Elidie Palma Bifano, Brazilian, married, graduate in law, bearer of RG  # 3.076.167 SSP/SP, registered with CPF/MF  under # 395.907.558-87, resident and domiciled in São Paulo – SP, with business address at Avenue Presidente Juscelino Kubitschek, # 2235, Vila Olímpia – SP, in capacity of members.

CLOSING: There being no further matters to be resolved, the Meeting has been closed and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, May 15, 2014. Mr. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Mr. Conrado Engel, Mr. José de Paiva Ferreira, Mr. José Manuel Tejon Borrajo, Mrs. Marilia Artimonte Rocca and Mrs. Viviane Senna Lalli - Directors – Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 15, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer